

Brad Plummer · 3rd in

Founder & Distiller, Coastal Spirits Distilling

Moss Beach, California · 500+ connections · **Contact info**

Coastal Spirits, LLC

 **Boston University**

Experience

Founder, Distiller, Tank Washer

Coastal Spirits, LLC

Feb 2014 – Present · 6 yrs 6 mos

San Carlos, CA

Coastal Spirits Distilling is a California craft distillery focused on gin, botanical spirits, vodka, liqueurs, and a variety of experimental elixirs.

 **Coastal Spirits**

SLAC National Accelerator Laboratory

8 yrs

Multimedia Communications Manager

Apr 2011 – Feb 2014 · 2 yrs 11 mos

Menlo Park, CA

I assembled and led a team of multimedia producers (photography, video production and post-production, live events) to create and distribute visual content for the promotion of science at SLAC. We tailored our messages to a variety of audiences -- from policy makers and scientists to the general public.

Multimedia Communications
May 2010 – Jul 2011 · 1 yr 3 mos

I developed SLAC's first dedicated multimedia production program, and I produced video and photographic content for the Lab as a team member within the Communications group.

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Managing Editor
The Auk
Jun 2000 – Aug 2004 · 4 yrs 3 mos

I managed the daily operations of The Auk, the oldest continuously published academic journa in North America, specializing in ornithology. During my time with The Auk I redesigned the production and publication side of the office, moving from a paper-based operation to an online submission and review system; re-negotiating the printing contract; and hirin ...see mor

Production Editor
Meteoritics and Planetary Science
Oct 1998 – Jun 2000 · 1 yr 9 mos
Fayetteville, Arkansas

I edited and typeset articles for Meteoritics and Planetary Science, an academic journal specializing in the study of meteorites and phenomena associated with planets, moons, asteroids etc. I also managed incoming submissions and tracked manuscripts through the review process to publication.

Education



Boston University
Master of Science, Science and Medical Journalism
2004 – 2005

Science & Medical Journalism



Stanford University
Non-degree
2006 – 2012

Skills & Endorsements

Editing · 25

 Endorsed by **Arezu Sarvestani, who is highly skilled at this**

SLAC Endorsed by **12 of Brad's colleagues at S** National Accelerator Laboratory

Publications · 24

SLAC Endorsed by **12 of Brad's colleagues at SLAC National Accelerator Laboratory**

Multimedia · 18

SLAC Endorsed by **9 of Brad's colleagues at SLAC National Accelerator Laboratory**

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